 DOCUMENT TYPE SC 13G/A
TEXT

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment # 3

Name of Issuer: LULULEMON ATHLETICA INC.
_____________________________________________________
Title of Class
of Securities: Common Stock

CUSIP Number: 550021109

1) NAME AND I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

Prudential Financial, Inc. 22-3703799

2.) MEMBER OF A GROUP: (a) N/A
(b) N/A

3) SEC USE ONLY:

4) PLACE OF ORGANIZATION: New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

5) Sole Voting Power: 129,869 See Exhibit A
6) Shared Voting Power: 3,655,179 See Exhibit A
7) Sole Dispositive Power: 129,869 See Exhibit A
8) Shared Dispositive Power: 3,864,528 See Exhibit A

9) AGGREGATE AMOUNT BENEFICIALLY OWNED: 4,050,718 See Exhibit A

10) AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES: Not Applicable

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 3.26 See Exhibit A

12) TYPE OF REPORTING PERSON: HC

ITEM 1(a). NAME OF ISSUER:

LULULEMON ATHLETICA INC.

ITEM 1(b). ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

1818 CORNWALL AVENUE VANCOUVER, A1 V6J 1C7

ITEM 2(a). NAME OF PERSON FILING:

Prudential Financial, Inc.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

751 Broad Street
Newark, New Jersey 07102-3777

ITEM 2(c). CITIZENSHIP:

New Jersey

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e). CUSIP NUMBER:

550021109

ITEM 3. The Person filing this statement is a Parent Holding Company as defined in Section 240.13d-1(b)(1)(ii)(G) of the Securities Exchange
Act of 1934.

ITEM 4. OWNERSHIP:

(a) Number of Shares
Beneficially Owned: 4,050,718 See Exhibit A

(b) Percent of Class: 3.26

  (c) Powers                No. Of Shares

    -----------           --------------------

  Sole power to vote or    129,869  See Exhibit A
  to direct the vote

  Shared power to vote or  3,655,179  See Exhibit A
  to direct the vote

  Sole power to dispose or 129,869  See Exhibit A
  to direct disposition

  Shared power to dispose  3,864,528  See Exhibit A
  or to direct disposition

ITEM 5. OWNERSHIP OF 5% OR LESS OF A CLASS:

Prudential Financial, Inc. through its beneficial ownership of the Item 7 listed entities has ceased to be deemed the beneficial owner of more than 5% of the outstanding Common Stock of this issuer.

ITEM 6. OWNERSHIP OF MORE THAN 5% ON BEHALF OF
ANOTHER PERSON:

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE ULTIMATE PARENT COMPANY:

See Exhibit A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF
MEMBERS OF THE GROUP:

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10. CERTIFICATION:

By signing below, Prudential Financial, Inc. certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The filing of this statement should not be construed as an admission that
Prudential Financial, Inc. is, for purposes of Sections 13 or 16 of the Securities
Exchange Act of 1934, the beneficial owner of such shares.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief,
Prudential Financial, Inc. certifies that the information set forth in this statement is true, complete and correct.

PRUDENTIAL FINANCIAL, INC.

By:Richard Baker
Second Vice President

Date:2-14-2022
As of:12-31-2021

Exhibit A
--------------

ITEM 4. OWNERSHIP:

  Through its parent/subsidiary relationship, Prudential Financial, Inc. may be deemed the beneficial owner of the same securities as the Item 7 listed subsidiaries and may have direct or indirect voting and/or investment discretion over 4,050,718 shares.

  These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the
  Issuer.  The filing of this statement should not be construed as an admission that Prudential Financial, Inc. is, for the purposes of Sections
  13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.

ITEM 7. IDENTIFICATION/CLASSIFICATION:

  Prudential Financial, Inc. is a Parent Holding Company and the indirect parent of the following subsidiaries, who are the beneficial owners of the number and percentage of securities which are the subject of this filing as set forth next to their names:

Subsidiaries

Number of Shares
Percentage

The Prudential Insurance Company of America
IC
277,062
0.22

Prudential Retirement Insurance and Annuity Company
IC
12,057
0.01

Jennison Associates LLC
IA
3,752,489
3.02

PGIM, Inc.
IA
0
0

PGIM Quantitative Solutions LLC
IA
4,012
0

PRUCO Securities, LLC
IA
5,098
0